FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group

Date: January 29, 2009

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2008

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2008

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated financial information for the nine months ended December 31, 2008 :

(1) Consolidated results of operations :

	(Japanese yen)
	Nine months ended December 31,
	2007	2008
Net sales	¥966,218 million	¥902,577 million
% change from the previous period	1.1%	(6.6	) %

Profit from operations	110,131 million	67,257 million
% change from the previous period	8.6%	(38.9	) %

Income before income taxes	131,971 million	82,409 million
% change from the previous period	13.6%	(37.6	) %

Net income	83,516 million	56,768 million
% change from the previous period	5.3%	(32.0	) %

Earnings per share :
Basic	¥441.36	¥300.39
Diluted	440.56	300.30

(2) Consolidated financial position :

	(Japanese yen)
	March 31, 2008	December 31, 2008
Total assets	¥1,976,746 million	¥1,866,203 million
Stockholders’ equity	1,451,165 million	1,400,600 million
Stockholders’ equity to total assets	73.4%	75.1%
Stockholders’ equity per share	¥7,659.72	¥7,631.43

2. Dividends :

	(Japanese yen)
	Year ended March 31, 2008	Year ending March 31, 2009
Interim dividends per share	¥60	¥60
Year-end dividends per share	60	60	(forecast)

Annual dividends per share	¥120	¥120	(forecast)

Note :

There was no revision on the above forecasts of dividend from those previously announced.

3. Consolidated financial forecasts for the year ending March 31, 2009 :

(Japanese yen)
Year ending March 31, 2009
Net sales	¥1,120,000 million
% change from the year ended March 31, 2008	(13.2)%
Profit from operations	25,000 million
% change from the year ended March 31, 2008	(83.6)%
Income before income taxes	40,000 million
% change from the year ended March 31, 2008	(77.1)%
Net income	20,000 million
% change from the year ended March 31, 2008	(81.4)%
Forecast of earnings per share :	¥105.80

Note :

The above consolidated financial forecasts were revised from those previously announced in October 2008.
Please refer to the accompanying “3. Consolidated Financial Forecasts for the Year Ending March 31, 2009” on page 11.

Earnings per share amount is computed based on Statement of Financial Accounting Standards No.128. Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2008.

4. Others :

(1) Increase or decrease in significant subsidiaries during this period :

None.

(2) Adoption of concise quarterly accounting method or procedure :

Not applicable.

(3) Changes in accounting principles, procedures and financial statements’ presentation :

Changes due to adoption of new accounting standards :

Please refer to the accompanying “4. Other Information” on page 14.

Changes due to other than adoption of new accounting standards :

None.

(4) Number of shares (common stock) :

	March 31, 2008	December 31, 2008
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	1,855,119	7,778,734

	Nine months ended December 31,
	2007	2008
Number of shares outstanding (average)	189,226,133	188,981,494

Instruction for forecasts and other notes:

With regard to the premise of the forecasts set forth elsewhere in this Form 6-K, please refer to the accompanying “Forward-Looking Statements” on page 13.

Business Results, Financial Conditions and Prospects

1. Business Results for the Nine Months Ended December 31, 2008

(1) Economic Situation and Business Environment

In the nine months from April 1, 2008 to December 31, 2008 (“this nine months”), and particularly since fall in the year 2008, the impact of the financial crisis sparked by the sub-prime loan problem has affected the real economy, resulting in rapid global economic deterioration. In the Japanese economy, corporate production activity slowed down due to sharp decrease of exports. Further, appreciation of the yen against the U.S. dollar, Euro and other currencies significantly affected corporate performance, while private capital investment decreased and consumer spending weakened. As a result, the Japanese economic downturn is becoming increasingly pronounced.

Amid this deterioration in the global economy, the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), posted sluggish growth in sales of high-end mobile phone handsets and personal computers (“PCs”), as well as in sales of flat panel TV sets due in part to stagnant consumer spending. In addition, the business environment has changed dramatically, particularly on account of the sharp decline in information technology investment, and as a result, demand for component decreased significantly compared with the nine months ended December 31, 2007 (“the previous nine months”). Despite the harsh environment as a whole, however, the solar energy market continued to expand worldwide due in part to subsidies from national governments.

(2) Consolidated Financial Results

Sales and profits for this nine months decreased compared with the previous nine months due to the significant impact of the deteriorating business environment, notably a slowdown in demand and the yen’s appreciation. Consolidated net sales for this nine months amounted to ¥902,577 million, a decrease of 6.6% compared with the previous nine months.

Profit from operations for this nine months decreased by 38.9% compared with the previous nine months to ¥67,257 million due mainly to a decrease in demand as well as product selling price erosion. Income before income taxes for this nine months decreased by 37.6% compared with the previous nine months to ¥82,409 million. Net income for this nine months decreased by 32.0% compared with the previous nine months to ¥56,768 million.

Average exchange rates for this nine months were ¥103 to the U.S. dollar and ¥151 to the Euro, marking appreciation of ¥14 and ¥12, respectively, compared with the previous nine months. As a result, net sales and income before income taxes after translation into the yen for this nine months were, for calculation purposes, pushed down by approximately ¥68.0 billion and ¥16.5 billion, respectively.

	(Yen in millions, except per share amounts and exchange rates)
	Nine months ended December 31,
	2007		2008		Increase (Decrease) (%)
	Amount	%	Amount	%
Net sales	¥966,218	100.0	¥902,577	100.0	(6.6)
Profit from operations	110,131	11.4	67,257	7.5	(38.9)
Income before income taxes	131,971	13.7	82,409	9.1	(37.6)
Net income	¥83,516	8.6	¥56,768	6.3	(32.0)
Diluted earnings per share	¥440.56	—	¥300.30	—	(31.8)
Average US$ exchange rate	¥117	—	¥103	—	—
Average Euro exchange rate	¥163	—	¥151	—	—

(3) Consolidated Financial Results by Reporting Segment

(i) Components Business:

Sales and operating profit decreased in the components business except for the Applied Ceramic Products Group for this nine months. Consequently, sales in the components business for this nine months decreased by 6.2% to ¥478,535 million, and operating profit decreased by 38.3% to ¥47,505 million.

1)	Fine Ceramic Parts Group

This reporting segment includes fine ceramic components and automotive components.

As a result of a general decline in production activity in numerous industries, namely, the semiconductor and automotive industries, overall sales and operating profit in this reporting segment decreased compared with the previous nine months.

2)	Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

As a result of a rapid deterioration of demand for ceramic packages and organic packages mainly used for digital consumer equipment and servers from the latter half of the three months ended September 30, 2008, sales remains flat compared with the previous nine months. Operating profit decreased due to a negative impact of price erosions for components compared with the previous nine months.

3)	Applied Ceramic Products Group

This reporting segment includes solar cells and modules, solar power generating systems, cutting tools, medical and dental implants, and jewelry and applied ceramic related products.

For the solar energy business, despite the adverse impact of the yen’s appreciation, in response to strong demand particularly in Europe and the United States, Kyocera expanded its production volume globally. As a result, both sales and operating profit in this reporting segment increased compared with the previous nine months.

4)	Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products, connectors, and thin-film products such as thermal printheads and liquid crystal displays.

A slowdown in demand for digital consumer equipment such as high-end mobile phone handsets and PCs, coupled with a decline in selling prices for electronic components as well as the yen’s appreciation resulted in decreases in sales and operating profit compared with the previous nine months.

(ii) Equipment Business:

Sales in the equipment business for this nine months decreased by 8.0% to ¥345,165 million, and operating profit decreased by 87.5% to ¥3,943 million compared with the previous nine months.

1)	Telecommunications Equipment Group

This reporting segment includes mobile phone handsets as well as PHS handsets, base stations for PHS/EVDO, and iBurstTM related equipment.

Although the mobile phone handset related business newly acquired from SANYO Electric Co., Ltd. (“SANYO”) contributed to sales, replacement demand for mobile phone handsets in the Japanese market weakened due to the introduction of a new retail method, and sales in overseas markets also decreased. As a result, sales remains at the same level as the previous nine months. Moreover, this reporting segment recorded an operating loss in this nine months due to a decrease in sales of highly profitable handsets in the Japanese market and due to price erosions in overseas market.

2)	Information Equipment Group

This reporting segment includes ECOSYS brand printers and digital MFPs.

The yen’s appreciation and significant worldwide decreases in investment in information equipment in the corporate sector caused by the financial crisis and the economic downturn had a large negative impact on sales of digital MFPs and printers. As a result, sales and operating profit in this reporting segment decreased compared with the previous nine months.

(iii) Others :

This reporting segment includes various information and communications technology services, and materials for electronic components.

Sales in this reporting segment for this nine months decreased by 2.9% compared with the previous nine months to ¥96,973 million due primarily to a decrease in sales of materials for electronic components. Operating profit increased by 126.4% compared with the previous nine months to ¥15,241 million due to gains on sales of certain real estates in Japan and overseas in the second quarter.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2007		2008
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥61,820	6.4	¥52,122	5.8	(15.7)
Semiconductor Parts Group	113,928	11.8	113,459	12.6	(0.4)
Applied Ceramic Products Group	108,736	11.3	122,431	13.5	12.6
Electronic Device Group	225,557	23.3	190,523	21.1	(15.5)

Total Components Business	510,041	52.8	478,535	53.0	(6.2)
Telecommunications Equipment Group	168,596	17.4	169,785	18.8	0.7
Information Equipment Group	206,555	21.4	175,380	19.4	(15.1)

Total Equipment Business	375,151	38.8	345,165	38.2	(8.0)
Others	99,875	10.3	96,973	10.8	(2.9)
Adjustments and eliminations	(18,849)	(1.9)	(18,096)	(2.0)	—

Net sales	¥966,218	100.0	¥902,577	100.0	(6.6)

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2007		2008
	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥8,990	14.5	¥2,492	4.8	(72.3)
Semiconductor Parts Group	14,736	12.9	11,883	10.5	(19.4)
Applied Ceramic Products Group	22,820	21.0	27,994	22.9	22.7
Electronic Device Group	30,459	13.5	5,136	2.7	(83.1)

Total Components Business	77,005	15.1	47,505	9.9	(38.3)
Telecommunications Equipment Group	3,129	1.9	(10,651)	—	—
Information Equipment Group	28,374	13.7	14,594	8.3	(48.6)

Total Equipment Business	31,503	8.4	3,943	1.1	(87.5)
Others	6,731	6.7	15,241	15.7	126.4

Operating profit	115,239	11.9	66,689	7.4	(42.1)
Corporate	10,904	—	10,795	—	(1.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	5,841	—	4,905	—	(16.0)
Adjustments and eliminations	(13)	—	20	—	—

Income before income taxes	¥131,971	13.7	¥82,409	9.1	(37.6)

*	% to net sales of each corresponding segment

(4) Consolidated Sales by Geographic Area

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2007		2008
	Amount	%	Amount	%
Japan	¥369,960	38.3	¥370,829	41.1	0.2
United States of America	189,117	19.6	162,057	18.0	(14.3)
Europe	171,425	17.7	161,074	17.8	(6.0)
Asia	179,066	18.5	152,202	16.9	(15.0)
Others	56,650	5.9	56,415	6.2	(0.4)

Net sales	¥966,218	100.0	¥902,577	100.0	(6.6)

1)	Japan

Despite the addition of the mobile phone handset related business from SANYO, sales remained at the same level as the previous nine months because sales of the components business and equipment business as a whole decreased on the back of a sharp decline in demand.

2)	United States of America

Sales decreased compared with the previous nine months due to a decline in sales in the Telecommunication Equipment Group and in the Information Equipment Group affected by the economic downturn.

3)	Europe

Sales of the solar energy business in the Applied Ceramic Products Group increased, however, sales decreased compared with the previous nine months due mainly to a decline in sales of printers and digital MFPs in the Information Equipment Group, as well as in sales in the Electronic Devices Group affected by the economic deterioration and the yen’s appreciation.

4)	Asia

Sales decreased compared with the previous nine months due mainly to a decline in sales in the Electronic Device Group caused by the yen’s appreciation and a slowdown in demand for components on the back of the adjustments of production of digital consumer equipment.

5)	Others

Despite the addition of the mobile phone handset related business from SANYO, sales remained at the same level as the previous nine months due to decline in sales in the Information Equipment Group.

2. Consolidated Financial Position

Cash Flow

Cash and cash equivalents at December 31, 2008 decreased by ¥202,578 million to ¥245,008 million compared with those at March 31, 2008.

	(Yen in millions)
	Nine months ended December 31,
	2007	2008
Cash flows from operating activities	¥110,957	¥69,701
Cash flows from investing activities	(119,915)	(191,859)
Cash flows from financing activities	(20,494)	(57,718)
Effect of exchange rate changes on cash and cash equivalents	(686)	(22,702)
Net decrease in cash and cash equivalents	(30,138)	(202,578)
Cash and cash equivalents at beginning of period	282,208	447,586
Cash and cash equivalents at end of period	¥252,070	¥245,008

(1) Cash flow from operating activities

Net cash provided by operating activities in this nine months decreased by ¥41,256 million to ¥69,701 million from ¥110,957 million in the previous nine months. This reflected that a decrease in net income and an increase in cash outflows with payable exceeded an increase in cash inflows with receivables.

(2) Cash flow from investing activities

Net cash used in investing activities in this nine months increased by ¥71,944 million to ¥191,859 million from ¥119,915 million in the previous nine months. This was due mainly to a decrease in proceeds from sales and maturities of securities.

(3) Cash flow from financing activities

Net cash used in financing activities in this nine months increased by ¥37,224 million to ¥57,718 million from ¥20,494 million in the previous nine months. This was due mainly to Kyocera’s acquisition of its own shares in the market as its treasury stock during November 28, 2008 to December 22, 2008.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2009

Based on the performance for this nine months as well as the outlook for the global economy and business environment for the three months ending March 31, 2009 (“the fourth quarter”), the following revisions have been made to Kyocera’s consolidated financial forecasts for the year ending March 31, 2009 (“fiscal 2009”) previously announced in October 2008.

Consolidated Forecasts for Fiscal 2009

	(Yen in millions, except per share amounts and exchange rates)
		Fiscal 2009 Forecasts Announced on
	Fiscal 2008 Results	October 30, 2008 (Previous forecast)	January 29, 2009 (Revised forecast)	Increase (Decrease) to Fiscal 2008 Results (%)
	Amount	Amount	Amount
Net sales	¥1,290,436	¥1,240,000	¥1,120,000	(13.2)
Profit from operations	152,420	74,000	25,000	(83.6)
Income before income taxes	174,842	94,000	40,000	(77.1)
Net income	107,244	56,000	20,000	(81.4)
Diluted earnings per share	¥565.80	¥295.19	¥105.80	(81.3)
Average US$ exchange rate	¥114	¥101	¥100	—
Average Euro exchange rate	¥162	¥141	¥143	—

Note : Diluted earnings per share, as set forth in the previous forecast, have been revised for the figure as of October 30, 2008 as set forth above using a number of shares calculated using the weighted average method for the six months ended September 30, 2008.

The global economy and the market for digital consumer equipment are currently worse than those expected when the previous forecast was announced in October 2008, and will be deteriorated even further in the fourth quarter. In addition, Kyocera may record one-off costs in the fourth quarter associated with certain assets required to be measured by fair value or market value. Accordingly, net sales and profits are forecasted to be lower than the previous forecast announced in October 2008.

In light of the extremely severe business environment, Kyocera will strive to secure orders by reinforcing its marketing activities, particularly exploring customer needs, and to reduce costs thoroughly, which includes downsizing the plans of capital investment. Kyocera also aims to establish highly profitable business basis by strengthening the development of new products and future technologies throughout Kyocera Group, and by strategically promoting further enhancements in quality. Kyocera Group will work cooperatively to implement these measures in order to steadily improve performance when demand recovers.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Fiscal 2008 Results	Fiscal 2009 Forecasts Announced on		Increase (Decrease) to Fiscal 2008 Results (%)
		October 30, 2008 (Previous forecast)	January 29, 2009 (Revised forecast)
	Amount	Amount	Amount
Fine Ceramic Parts Group	¥81,309	¥70,000	¥62,000	(23.7)
Semiconductor Parts Group	154,538	144,000	133,000	(13.9)
Applied Ceramic Products Group	149,942	174,000	150,000	0.0
Electronic Device Group	294,201	250,000	229,000	(22.2)

Total Components Business	679,990	638,000	574,000	(15.6)
Telecommunications Equipment Group	220,817	250,000	215,000	(2.6)
Information Equipment Group	276,746	239,000	226,000	(18.3)

Total Equipment Business	497,563	489,000	441,000	(11.4)
Others	138,494	138,000	128,000	(7.6)
Adjustments and eliminations	(25,611)	(25,000)	(23,000)	—

Net sales	¥1,290,436	¥1,240,000	¥1,120,000	(13.2)

Consolidated Operating Profit by Reporting Segment
	(Yen in millions)
	Fiscal 2008 Results	Fiscal 2009 Forecasts Announced on		Increase (Decrease) to Fiscal 2008 Results (%)
		October 30, 2008 (Previous forecast)	January 29, 2009 (Revised forecast)
	Amount	Amount	Amount
Fine Ceramic Parts Group	¥11,167	¥3,800	¥(2,500)	—
Semiconductor Parts Group	20,027	16,000	5,000	(75.0)
Applied Ceramic Products Group	32,655	34,200	26,000	(20.4)
Electronic Device Group	36,524	9,000	(5,000)	—

Total Components Business	100,373	63,000	23,500	(76.6)
Telecommunications Equipment Group	6,786	(17,300)	(20,000)	—
Information Equipment Group	39,538	19,000	15,000	(62.1)

Total Equipment Business	46,324	1,700	(5,000)	—
Others	9,635	15,500	13,000	34.9

Operating profit	156,332	80,200	31,500	(79.9)
Corporate and others	18,510	13,800	8,500	(54.1)

Income before income taxes	¥174,842	¥94,000	¥40,000	(77.1)

Note : Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales

(7)	Inability to secure skilled employees, particularly engineering and technical personnel

(8)	Insufficient protection of our trade secrets and patents

(9)	Our continuing to hold licenses to manufacture and sell certain of our products

(10)	The possibility that future initiatives and in-process research and development may not produce the desired results

(11)	The possibility that companies or assets acquired by us may require more cost than expected for integration, and may not produce the returns or benefits, or bring in business opportunities, which we expect

(12)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease

(13)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(14)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(15)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us

(16)	Changes in accounting principles

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

4. Other Information

Change in accounting principles, procedures and financial statements’ presentation:

Recently adopted Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities are effective April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities has no material impact on Kyocera’s consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ending after December 15, 2008. Kyocera adopts this measurement date provision in the year ending March 31, 2009 and starts to measure the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at the beginning of the period decreased by ¥522 million and ¥418 million, respectively.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective beginning after April 1, 2008. The adoption of SFAS No. 159 has no significant impact on Kyocera’s consolidated results of operations or financial position.

5. Supplemental Information

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) %
	2007		2008
	Amount	% of net sales	Amount	% of net sales
Capital expenditures	¥53,690	5.6	¥55,242	6.1	2.9
Depreciation	¥55,777	5.8	¥61,857	6.9	10.9
R&D expenses	¥46,623	4.8	¥51,442	5.7	10.3

6. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS

	(Yen in millions)
	(Unaudited)
	December 31, 2008		March 31, 2008		Increase
	Amount	%	Amount	%	(Decrease)
Current assets :
Cash and cash equivalents	¥245,008		¥447,586		¥(202,578)
Short-term investments	215,635		147,503		68,132
Trade notes receivables	18,060		20,375		(2,315)
Trade accounts receivables	176,170		205,522		(29,352)
Less allowances for doubtful accounts and sales returns	(3,831)		(4,352)		521
Inventories	207,858		205,212		2,646
Deferred income taxes	37,412		41,244		(3,832)
Other current assets	76,399		55,135		21,264

Total current assets	972,711	52.1	1,118,225	56.6	(145,514)

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	26,806		16,753		10,053
Securities and other investments	443,674		437,369		6,305

Total investments and advances	470,480	25.2	454,122	23.0	16,358
Property, plant and equipment:
Land	58,422		57,155		1,267
Buildings	284,388		274,206		10,182
Machinery and equipment	703,534		718,812		(15,278)
Construction in progress	7,325		17,920		(10,595)
Less accumulated depreciation	(775,846)		(782,194)		6,348

Total property, plant and equipment	277,823	14.9	285,899	14.4	(8,076)
Goodwill	57,757	3.1	39,794	2.0	17,963
Intangible assets	40,961	2.2	29,829	1.5	11,132
Other assets	46,471	2.5	48,877	2.5	(2,406)

Total non-current assets	893,492	47.9	858,521	43.4	34,971

Total assets	¥1,866,203	100.0	¥1,976,746	100.0	¥(110,543)

	(Yen in millions)
	(Unaudited)
	December 31, 2008		March 31, 2008		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥13,432		¥7,279		¥6,153
Current portion of long-term debt	3,078		3,432		(354)
Trade notes and accounts payable	75,849		95,390		(19,541)
Other notes and accounts payable	60,009		66,757		(6,748)
Accrued payroll and bonus	34,082		43,207		(9,125)
Accrued income taxes	8,254		27,118		(18,864)
Other accrued liabilities	30,815		32,815		(2,000)
Other current liabilities	29,677		25,684		3,993

Total current liabilities	255,196	13.7	301,682	15.3	(46,486)

Non-current liabilities :
Long-term debt	5,120		8,298		(3,178)
Accrued pension and severance liabilities	14,032		15,041		(1,009)
Deferred income taxes	117,709		118,016		(307)
Other non-current liabilities	16,885		17,542		(657)

Total non-current liabilities	153,746	8.2	158,897	8.0	(5,151)

Total liabilities	408,942	21.9	460,579	23.3	(51,637)

Minority interests in subsidiaries	56,661	3.0	65,002	3.3	(8,341)

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	163,109		162,864		245
Retained earnings	1,177,313		1,143,821		33,492
Accumulated other comprehensive income	(4,971)		44,066		(49,037)
Treasury stock, at cost	(50,554)		(15,289)		(35,265)

Total stockholders’ equity	1,400,600	75.1	1,451,165	73.4	(50,565)

Total liabilities, minority interests and stockholders’ equity	¥1,866,203	100.0	¥1,976,746	100.0	¥(110,543)

Note: Accumulated other comprehensive income is as follows :

	(Yen in millions)
	December 31, 2008	March 31, 2008
Net unrealized gains on securities	¥67,501	¥64,799
Net unrealized (losses) gains on derivative financial instruments	¥(32)	¥196
Pension adjustments	¥11,179	¥12,865
Foreign currency translation adjustments	¥(83,619)	¥(33,794)

(2) CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	(Yen in millions and shares in thousands, except per share amounts)
	Nine months ended December 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥966,218	100.0	¥902,577	100.0	¥(63,641)	(6.6)
Cost of sales	665,128	68.8	652,416	72.3	(12,712)	(1.9)

Gross profit	301,090	31.2	250,161	27.7	(50,929)	(16.9)
Selling, general and administrative expenses	190,959	19.8	182,904	20.2	(8,055)	(4.2)

Profit from operations	110,131	11.4	67,257	7.5	(42,874)	(38.9)
Other income (expenses) :
Interest and dividend income	15,728	1.6	13,552	1.5	(2,176)	(13.8)
Interest expense	(1,212)	(0.0)	(544)	(0.1)	668	—
Foreign currency transaction gains (losses), net	273	0.0	(521)	(0.1)	(794)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	5,841	0.6	4,905	0.5	(936)	(16.0)
Gains (losses) on sale of securities, net	156	0.0	(2,245)	(0.2)	(2,401)	—
Losses on impairment of securities	(186)	(0.0)	(1,488)	(0.2)	(1,302)	—
Other, net	1,240	0.1	1,493	0.2	253	20.4

Total other income	21,840	2.3	15,152	1.6	(6,688)	(30.6)

Income before income taxes and minority interests	131,971	13.7	82,409	9.1	(49,562)	(37.6)
Income taxes	43,112	4.5	22,045	2.4	(21,067)	(48.9)

Income before minority interests	88,859	9.2	60,364	6.7	(28,495)	(32.1)
Minority interests	(5,343)	(0.6)	(3,596)	(0.4)	1,747	—

Net income	¥83,516	8.6	¥56,768	6.3	¥(26,748)	(32.0)

Earnings per share :
Net income :
Basic	¥441.36		¥300.39
Diluted	¥440.56		¥300.30
Weighted average number of shares of common stock outstanding :
Basic	189,226		188,981
Diluted	189,570		189,038

Notes:

1.	Kyocera applies the SFAS No. 130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the nine months ended December 31, 2007 and 2008 were an increase of ¥42,580 million and an increase of ¥8,149 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic earnings per share was computed based on the weighted average number of shares of common stock outstanding during each period, and diluted earnings per share was computed based on the diluted weighted average number of shares of stock outstanding during each period.

(3)	CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	(Yen in millions)
	Nine months ended December 31,
	2007	2008
Cash flows from operating activities :
Net income	¥83,516	¥56,768
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	64,351	72,747
Write-down of inventories	3,630	4,465
Minority interests	5,343	3,596
Equity in earnings of affiliates and unconsolidated subsidiaries	(5,841)	(4,905)
Losses (gains) on sales of property, plant and equipment, and intangible assets, net	816	(10,274)
Gains (losses) on sale of securities, net	(156)	2,245
Losses on impairment of securities	186	1,488
Decrease in receivables	4,514	41,675
Increase in inventories	(2,945)	(17,239)
Decrease in notes and accounts payable	(11,841)	(38,426)
Decrease in accrued income taxes	(20,111)	(19,059)
Decrease in other current liabilities	(141)	(11,940)
Other, net	(10,364)	(11,440)

Net cash provided by operating activities	110,957	69,701

Cash flows from investing activities :
Payments for purchases of securities	(25,740)	(49,019)
Proceeds from sales and maturities of securities	113,019	45,024
Acquisitions of businesses, net of cash acquired	(26,801)	(42,717)
Payment for an additional investment in an affiliate	(1,474)	(4,803)
Payments for purchases of property, plant and equipment, and intangible assets	(50,762)	(68,286)
Proceeds from sales of property, plant and equipment, and intangible assets	711	12,180
Acquisition of certificate deposits and time deposits	(343,950)	(219,113)
Withdrawal of certificate deposits and time deposits	227,134	136,758
Other, net	(12,052)	(1,883)

Net cash used in investing activities	(119,915)	(191,859)

Cash flows from financing activities :
Increase (decrease) in short-term debt	(2,049)	6,317
Payments of long-term debt	(5,268)	(3,335)
Dividends paid	(23,934)	(24,017)
Purchase of treasury stock	(193)	(38,195)
Reissuance of treasury stock	6,972	3,036
Other, net	3,978	(1,524)

Net cash used in financing activities	(20,494)	(57,718)

Effect of exchange rate changes on cash and cash equivalents	(686)	(22,702)

Net decrease in cash and cash equivalents	(30,138)	(202,578)
Cash and cash equivalents at beginning of period	282,208	447,586

Cash and cash equivalents at end of period	¥252,070	¥245,008

(4) SEGMENT INFORMATION (Unaudited)

Reporting segments :

	(Yen in millions)
	Nine months ended December 31,		Increase (Decrease)
	2007	2008
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥61,820	¥52,122	¥(9,698)	(15.7)
Semiconductor Parts Group	113,928	113,459	(469)	(0.4)
Applied Ceramic Products Group	108,736	122,431	13,695	12.6
Electronic Device Group	225,557	190,523	(35,034)	(15.5)
Telecommunications Equipment Group	168,596	169,785	1,189	0.7
Information Equipment Group	206,555	175,380	(31,175)	(15.1)
Others	99,875	96,973	(2,902)	(2.9)
Adjustments and eliminations	(18,849)	(18,096)	753	—

	¥966,218	¥902,577	¥(63,641)	(6.6)

Operating profit :
Fine Ceramic Parts Group	¥8,990	¥2,492	¥(6,498)	(72.3)
Semiconductor Parts Group	14,736	11,883	(2,853)	(19.4)
Applied Ceramic Products Group	22,820	27,994	5,174	22.7
Electronic Device Group	30,459	5,136	(25,323)	(83.1)
Telecommunications Equipment Group	3,129	(10,651)	(13,780)	—
Information Equipment Group	28,374	14,594	(13,780)	(48.6)
Others	6,731	15,241	8,510	126.4

	115,239	66,689	(48,550)	(42.1)
Corporate	10,904	10,795	(109)	(1.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	5,841	4,905	(936)	(16.0)
Adjustments and eliminations	(13)	20	33	—

Income before income taxes and minority interests	¥131,971	¥82,409	¥(49,562)	(37.6)

Geographic segments (Sales and Operating profits by geographic area) :

	(Yen in millions)
	Nine months ended December 31,		Increase (Decrease)
	2007	2008
	Amount	Amount	Amount	%
Net sales :
Japan	¥390,591	¥390,851	¥260	0.1
Intra-group sales and transfer between geographic areas	291,348	299,508	8,160	2.8

	681,939	690,359	8,420	1.2

United States of America	218,188	197,562	(20,626)	(9.5)
Intra-group sales and transfer between geographic areas	23,523	17,899	(5,624)	(23.9)

	241,711	215,461	(26,250)	(10.9)

Europe	179,859	167,158	(12,701)	(7.1)
Intra-group sales and transfer between geographic areas	30,661	22,684	(7,977)	(26.0)

	210,520	189,842	(20,678)	(9.8)

Asia	158,691	130,500	(28,191)	(17.8)
Intra-group sales and transfer between geographic areas	134,676	162,468	27,792	20.6

	293,367	292,968	(399)	(0.1)

Others	18,889	16,506	(2,383)	(12.6)
Intra-group sales and transfer between geographic areas	11,794	10,055	(1,739)	(14.7)

	30,683	26,561	(4,122)	(13.4)
Adjustments and eliminations	(492,002)	(512,614)	(20,612)	—

	¥966,218	¥902,577	¥(63,641)	(6.6)

Operating Profit :
Japan	¥74,182	¥34,647	¥(39,535)	(53.3)
United States of America	8,595	817	(7,778)	(90.5)
Europe	7,374	5,347	(2,027)	(27.5)
Asia	19,328	21,654	2,326	12.0
Others	2,594	567	(2,027)	(78.1)

	112,073	63,032	(49,041)	(43.8)
Adjustments and eliminations	3,153	3,677	524	16.6

	115,226	66,709	(48,517)	(42.1)

Corporate	10,904	10,795	(109)	(1.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	5,841	4,905	(936)	(16.0)

Income before income taxes and minority interests	¥131,971	¥82,409	¥(49,562)	(37.6)

Geographic segments (Sales by region) :

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	Amount	%
Japan	¥369,960	38.3	¥370,829	41.1	¥869	0.2
United States of America	189,117	19.6	162,057	18.0	(27,060)	(14.3)
Europe	171,425	17.7	161,074	17.8	(10,351)	(6.0)
Asia	179,066	18.5	152,202	16.9	(26,864)	(15.0)
Others	56,650	5.9	56,415	6.2	(235)	(0.4)

Net sales	¥966,218	100.0	¥902,577	100.0	¥(63,641)	(6.6)

Sales outside Japan	¥596,258		¥531,748		¥(64,510)	(10.8)
Sales outside Japan to net sales	61.7%		58.9%

(5) Cautionary statement for premise of a going concern

Not applicable.

(6) Cautionary statement for significant changes in shareholders’ equity

Based on the resolution at the meeting of the Board of Directors held on November 27, 2008, Kyocera acquired its own shares in the market as its treasury stock from November 28, 2008 to December 22, 2008. The total number of shares acquired and the total acquisition price were 6,256,000 shares and ¥38,000 million, respectively. Due mainly to this acquisition, the balance of treasury stock at December 31, 2008 increased by ¥35,265 million, to ¥50,554 million, compared to that at March 31, 2008.